Warszawa , 2004-07-08

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

04035693

Dear Sirs,

Please find enclosed the text of the Current report no 24/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/21

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 24/2004

The Management Board of "Orbis" S.A. hereby informs about the receipt, from the Deutsche Bank, of a notice concerning the number of Orbis S.A. shares held by Deutsche Bank AG:

"By virtue of Article 147 section 1 point 2 in conjunction with Article 158a of the Act dated August 21, 1997 – the Law on Public Trading in Securities (published in the official journal "Dz.U." No 118, item 754, as further amended), Deutsche Bank AG with its corporate seat in Frankfurt, Germany, hereby notifies about the number of shares held in the company Orbis S.A. (hereinafter, the "Company"), their percentage share in the Company's initial capital as well as the number of votes and their percentage share in the total number of votes in the General Assembly of the Company's Shareholders.

Deutsche Bank AG holds the Company's shares indirectly through the following subsidiaries: DWS Polska TFI S.A., Warsaw; DWS Luxembourg.

Number of shares	410,359
% share in the share capital (issued share capital)	0.89 % (46,077,008 shares)
Number of votes	410,359
% share in the total number of votes (total number of votes)	0.89 % (46,077,008 total number of votes)".